Exhibit 99.1

Mars Oil Pipeline Company LLC
Financial Statements
December 31, 2018, 2017 and 2016

Exhibit 99.1

Mars Oil Pipeline Company LLC
Index
December 31, 2018, 2017 and 2016

Page(s)

Financial Statements
Report of Independent Auditors..................................................................................................................................................	1
Balance Sheets.............................................................................................................................................................................	2
Statements of Income..................................................................................................................................................................	3
Statements of Members’ Capital..................................................................................................................................................	4
Statements of Cash Flows...........................................................................................................................................................	5
Notes to Financial Statements.....................................................................................................................................................	6

Exhibit 99.1

To the Management Committee and Members
Mars Oil Pipeline Company LLC

We have audited the accompanying financial statements of Mars Oil Pipeline Company LLC, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income, members’ capital and cash flows for each of the three years in the period ended December 31, 2018, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mars Oil Pipeline Company LLC at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2014-09

As discussed in Note 3 to the financial statements, the Company changed its method of accounting for recognizing revenue as a result of the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), and the amendments in ASUs 2015-14, 2016-08, 2016-10 and 2016-12 effective January 2017. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Houston, Texas
February 18, 2019

Exhibit 99.1

Mars Oil Pipeline Company LLC
Balance Sheets
December 31, 2018 and 2017

	December 31,
	2018	2017
Assets
Current assets
Cash and cash equivalents	$20,203,226	$23,295,156
Accounts receivable
Related parties	16,447,473	15,726,369
Third parties, net	4,909,253	3,345,952
Materials and supplies inventory	224,264	224,264
Allowance oil, net	8,277,550	4,126,661
Other current assets	3,068,969	851,733
Total current assets	53,130,735	47,570,135
Property, plant and equipment	301,094,414	300,486,964
Accumulated depreciation	(128,735,564)	(119,492,479)
Property, plant and equipment, net	172,358,850	180,994,485
Advance for operations due from related party	538,000	538,000
Other assets	5,303,402	6,054,854
Total assets	$231,330,987	$235,157,474

Liabilities and Members' Capital
Current liabilities
Accounts payable and accrued liabilities	$411,354	$557,162
Payable to related parties	5,021,923	4,564,210
Total current liabilities	5,433,277	5,121,372

Commitments and contingencies (Note 6 & 8)

Long-term deferred revenue	18,376,417	—
Members' capital	207,521,293	230,036,102

Total liabilities and members' capital	$231,330,987	$235,157,474

The accompanying notes are an integral part of these financial statements.

Exhibit 99.1

Mars Oil Pipeline Company LLC
Statements of Income
Years Ended December 31, 2018, 2017 and 2016

	December 31,
	2018	2017	2016
Revenue
Operating revenue - related party	$167,277,925	$191,252,314	$166,246,823
Operating revenue - third party	62,225,748	64,200,542	63,554,224
Product revenue - related party	11,801,170	—	—
Total revenue	241,304,843	255,452,856	229,801,047

Costs and expenses
Operations	58,098,841	61,184,407	61,710,945
Maintenance	5,065,247	3,892,738	3,935,176
Cost of product sold	11,128,238	—	—
General and administrative	4,824,553	4,244,373	4,386,618
Depreciation and amortization	9,998,461	10,880,406	11,215,348
Property taxes	2,427,553	2,357,117	1,965,443
Net (gain) from pipeline operations	(4,142,396)	(691,635)	(163,761)
Total costs and expenses	87,400,497	81,867,406	83,049,769

Operating income	153,904,346	173,585,450	146,751,278

Other income	14,686	10,959	24,412

Net Income	$153,919,032	$173,596,409	$146,775,690

The accompanying notes are an integral part of these financial statements.

Exhibit 99.1

Mars Oil Pipeline Company LLC
Statements of Members' Capital
Years Ended December 31, 2018, 2017 and 2016

	Shell Midstream Partners, L.P.	Shell Pipeline Company LP	BP Offshore Pipelines, Inc. / BP Midstream Partners, L.P. (2)	Total
Members' capital at December 31, 2015	$69,401,906	$104,102,855	$69,159,242	$242,664,003
Net income prior to September 30, 2016	32,468,794	48,703,190	32,355,266	113,527,250
Cash distributions prior to September 30, 2016	(34,463,000)	(51,694,500)	(34,342,500)	(120,500,000)
Equity transfer on October 3, 2016	47,138,249	(47,138,249)	—	—
Net income after September 30, 2016	16,158,742	7,613,893	9,475,805	33,248,440
Cash distributions after September 30, 2016	(17,739,000)	(8,358,500)	(10,402,500)	(36,500,000)
Members' capital at December 31, 2016	$112,965,691	$53,228,689	$66,245,313	$232,439,693
Net income prior to December 1, 2017	77,772,866	36,646,063	45,607,546	160,026,475
Cash distributions prior to December 1, 2017	(64,152,000)	(30,228,000)	(37,620,000)	(132,000,000)
Equity transfer on December 1, 2017 (1)	59,646,752	(59,646,752)	—	—
Net income after December 1, 2017	9,702,503	—	3,867,431	13,569,934
Cash distributions after December 1, 2017	(31,460,000)	—	(12,540,000)	(44,000,000)
Members' capital at December 31, 2017	$164,475,812	$—	$65,560,290	$230,036,102
Impact of change in accounting principle (3)	(6,888,196)	—	(2,745,645)	(9,633,841)
Net income	110,052,108	—	43,866,924	153,919,032
Cash distributions	(119,262,000)	—	(47,538,000)	(166,800,000)
Members' capital at December 31, 2018	$148,377,724	$—	$59,143,569	$207,521,293

(1) On December 1, 2017, Shell Pipeline Company LP contributed the remaining 22.9% ownership to Shell Midstream Partners L.P. (“SHLX”). As a result of these contributions, SHLX owns a 71.5% interest in the Company.

(2) On October 25, 2017 BP Offshore Pipelines, Inc. contributed its 28.5% membership interest in Mars to BP Midstream Holdings LLC (“BP Holdco”) and BP Holdco then contributed its 28.5% membership interest in Mars to BP Midstream Partners, LP. (NYSE “BPMP”).

(3) Impact of adoption of ASC Topic 606, "Revenue from Contracts with Customers" effective January 1, 2018.

The accompanying notes are an integral part of these financial statements.

Exhibit 99.1

Mars Oil Pipeline Company LLC
Statements of Cash Flows
Years Ended December 31, 2018, 2017 and 2016

	December 31,
	2018	2017	2016
Cash flows from operating activities
Net income	$153,919,032	$173,596,409	$146,775,690
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9,998,461	10,880,406	11,215,348
Net (gain) from pipeline operations	(4,142,396)	(691,635)	(163,761)
Increase in deferred charges	8,742,574	—	—
Bad debt expense	—	(83)	(14,079)

Changes in operating assets and liabilities

(Increase) decrease in accounts receivable	(2,284,404)	(143,481)	271,166
(Increase) decrease in allowance oil	(8,493)	(687,193)	326,630
(Increase) in other assets	(2,221,159)	(8,356)	(15,648)
Increase (decrease) in accounts payable and accrued liabilities	275,166	(498,312)	(1,367,213)

Net cash provided by operating activities	164,278,781	182,447,755	157,028,133

Cash flows from investing activities
Capital expenditures	(570,711)	(444,414)	—
Net cash used in investing activities	(570,711)	(444,414)	—

Cash flows from financing activities
Distributions to members	(166,800,000)	(176,000,000)	(157,000,000)
Net cash used in financing activities	(166,800,000)	(176,000,000)	(157,000,000)

(Decrease) increase in cash and cash equivalents	(3,091,930)	6,003,341	28,133
Cash and cash equivalents at the beginning of the period	23,295,156	17,291,815	17,263,682
Cash and cash equivalents at the end of the period	$20,203,226	$23,295,156	$17,291,815

Supplemental cash flow disclosures
Change in accrued capital expenditures	$(36,739)	$(571,978)	$—

The accompanying notes are an integral part of these financial statements.

Exhibit 99.1

Mars Oil Pipeline Company LLC
Notes to Financial Statements
December 31, 2018, 2017 and 2016

1. Organization and Business

As of June 1, 2017, Mars Oil Pipeline Company changed from a Texas general partnership, formed in 1996, to a Delaware limited liability company (“LLC”), Mars Oil Pipeline Company LLC (“Mars,” “we,” “us,” “our,” the “Company”). It continues to own and operate a pipeline system for the transportation of crude oil from Mississippi Canyon Block 807 in the Gulf of Mexico, offshore Louisiana, to Clovelly, Louisiana. The Mars pipeline system is approximately 160 miles in length and has 16-, 18- and 24-inch diameter lines with mainline capacity of up to 600,000 barrels per day. As the Company is a limited liability company, no member is liable for debts, obligations, or liabilities, including under a judgment decree or order of a court. The Company shall continue until such time as a certificate of cancellation is filed with the Secretary of the State of Delaware. The pipeline system is regulated by the Federal Energy Regulatory Commission (“FERC”), where applicable, and tariff rates are calculated in accordance with guidelines established by the FERC.

Upon formation, the Company was owned by Shell Pipeline Company LP (“Shell Pipeline,” “Operator”), an indirect wholly owned subsidiary of Shell Oil Company (“Shell Oil”), and BP Offshore Pipelines, Inc. (“BP”), (collectively, the “Members”). Each member contributed cash and certain pipeline related assets. In accordance with the LLC agreement, the historical relative sharing ratios between the members for all revenues, costs and expenses were 71.5% to Shell Pipeline and 28.5% to BP.

On October 28, 2014, Shell Pipeline contributed 28.6% ownership interest in the Company to Shell Midstream Partners, L.P. (“SHLX”). On October 3, 2016, Shell Pipeline contributed an additional 20% ownership to SHLX, and on December 1, 2017, contributed the remaining 22.9% ownership to SHLX. As a result of these contributions, SHLX owned a 71.5% interest in the Company as of December 31, 2017.

On October 25, 2017, BP contributed its 28.5% membership interest in Mars to BP Midstream Holdings LLC (“BP Holdco”) and BP Holdco then contributed its 28.5% membership interest in Mars to BP Midstream Partners, L.P. (NYSE: “BPMP”). As a result of these contributions, BPMP owned a 28.5% ownership interest in the Company as of December 31, 2017.

Upon formation, the Company entered into an Operating Agreement (“Operating Agreement”) with Shell Pipeline to operate, on the Company’s behalf, the Mars assets and the Mars Cavern System at Louisiana Offshore Oil Port LLC’s (“LOOP”) Clovelly Storage Terminal, which consists of crude petroleum storage caverns and all ancillary components.

2. Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09 to Topic 606, Revenue from Contracts with Customers, which superseded revenue recognition guidance in Topic 605, Revenue Recognition, under United States Generally Accepted Accounting Principles (U.S. GAAP). We adopted the new standard utilizing the modified retrospective transition approach, effective January 1, 2018, by recognizing the cumulative effect of initially applying the standard for periods prior to January 1, 2018 to the opening balance of Members’ capital. See Note 3 — Summary of Significant Accounting Policies, Revenue Recognition section for additional information and disclosures required by the new standard.

In February 2016, the FASB issued ASU 2016-02 to Topic 842, Leases, which requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either a financing lease or operating lease with classification affecting the pattern of expense recognition in the statements of income and presentation of cash flows in the statements of cash flows. This update also requires improved disclosures to help users of financial statements better understand the amount, timing and uncertainty of cash flows arising from leases. For lessors, this update modifies the classification criteria and the accounting for sales-type and direct financing leases. This update is effective on a modified retrospective basis for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are currently evaluating its impact to our financial statements and related disclosures.

Exhibit 99.1

3. Summary of Significant Accounting Policies

The following significant accounting policies are practiced by the Company and are presented as an aid to understanding the financial statements.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. GAAP.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Cash and Cash Equivalents
Cash and cash equivalents is comprised of cash on deposit at banks.

Accounts Receivable
Our accounts receivable are primarily from purchasers and shippers of crude oil. These purchasers include, but are not limited to refiners, producers, marketing and trading companies and financial institutions that are active in the physical and financial commodity markets. The majority of our accounts receivable relate to our crude oil supply and logistics activities that can generally be described as high volume and low margin activities.

We review all outstanding accounts receivable balances on a monthly basis and record a reserve for amounts that we expect will not be fully recovered. We do not apply actual balances against the reserve until we have exhausted substantially all collection efforts. At December 31, 2018, 2017 and 2016, substantially all of our accounts receivable (net of allowance for doubtful accounts) were less than 30 days past their scheduled invoice date. Our allowance for doubtful accounts totaled zero at December 31, 2018 and 2017.

Allowance Oil
A loss allowance factor of 0.1% to .015% per transported barrel is incorporated into applicable crude oil tariffs to offset evaporation and other losses in transit. Allowance oil represents the net difference between the tariff pipeline loss allowance (“PLA”) volumes and the actual volumetric losses. We take title to any excess loss allowance when product losses are within an allowed level, and we convert that product to cash periodically at prevailing market prices. Crude oil is also stored within the Mars pipeline system in an underground cavern (the “Mars Cavern”). Gains and losses related to the Mars Cavern, including a standard loss accrual of 0.05% of net crude oil receipts, also cause the allowance oil balance to increase or decrease, respectively.

Allowance oil is valued at cost using the average market price for the relevant type of crude oil during the month product was transported. At the end of each reporting period, we assess the carrying value of our allowance oil and make any adjustments necessary to reduce the carrying value to the applicable net realizable value. Management records estimated losses expected to arise upon emptying the Mars Cavern, derived from historical net losses. As a result, allowance oil as presented on the balance sheet included net cavern loss accruals of $126,968 and $0 at December 31, 2018 and 2017, respectively.

Cost of product sold in 2018 on the income statement represents the cost of sales of allowance oil and any net realizable value adjustments recorded during the reporting period. See Note 2 - Recent Accounting Pronouncements.

Gains and Losses from Pipeline Operations
The Company experiences volumetric gains and losses from its pipeline operations that may arise from factors such as shrinkage, or measurement inaccuracies within tolerable limits. Gains from pipeline operations that relate to allowance oil are recorded in the Statements of Income as “Net (gain) from pipeline operations.” Beginning January 1, 2018, volumetric losses are recorded under the product revenue category on the Statement of Income (previously reported under “Net (gain) from pipeline operations.”)

Property, Plant and Equipment
Property, plant and equipment is stated at its historical cost of construction, or, upon acquisition, at either the fair value of the assets acquired or the cost to the entity that placed the asset in service. Expenditures for major renewals and betterments are capitalized while minor replacements, maintenance and repairs which do not improve or extend asset life are expensed when incurred. For constructed assets, all construction-related direct labor and material costs, as well as indirect construction costs are

Exhibit 99.1

capitalized. Gains and losses on the disposition of assets are recognized in the Balance Sheet against the accumulated depreciation unless the retirement was an abnormal or extraordinary item.

The Company computes depreciation using the straight-line method based on estimated economic lives. The Company has historically computed depreciation using the straight-line method based on estimated economic lives prescribed by the FERC, which are 30 years for right of way, line pipe, line pipe fittings, pipeline construction, buildings, pumping equipment, other station equipment, oil tanks and delivery facilities; 20 years for office furniture and equipment; 15 years for communication systems and other work equipment; and 5 years for vehicles. The Company applies composite depreciation rates to functional groups of property having similar economic characteristics. These rates have historically ranged from 3.33% to 20%.

In late 2017, the Company contracted an independent energy consulting firm to perform a depreciation study which provided new average remaining lives for the current property, plant and equipment held by the Company. The results of the study have been reviewed and approved by FERC, and show the following new average remaining lives: 18 to 23 years for right of way, line pipe, line pipe fittings, pipeline construction; 12 to 15 years for buildings, pumping equipment, other station equipment, office furniture and equipment; 5 to 8 years for communication systems, vehicles and other work equipment (Oil Tanks and delivery facilities are no longer applicable to the Company). The new composite depreciation rates are effective January 1, 2018 range from 1.8% to 13.3%. This was a prospective change in accounting estimates that were applied to the period beginning January 1, 2018 and years beyond. The impact on depreciation was a reduction of approximately $800,000 per year.

Impairment of Long-lived Assets
Long-lived assets of identifiable business activities were evaluated for impairment when events or changes in circumstances indicate, in our management’s judgment, that the carrying value of such assets may not be recoverable. These events include market declines that are believed to be other than temporary, changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset and adverse changes in the legal or business environment such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of our carrying values based on the long-lived asset’s ability to generate future cash flows on an undiscounted basis. When an indicator of impairment has occurred, we compare our management’s estimate of forecasted undiscounted future cash flows attributable to the assets to the carrying value of the assets to determine whether the assets are recoverable (i.e., the undiscounted future cash flows exceed the net carrying value of the assets). If the assets are not recoverable, we determine the amount of the impairment recognized in the financial statements by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. We determined that there were no asset impairments in the years ended December 31, 2018, 2017 and 2016.

Asset Retirement Obligations
Asset retirement obligations represent legal and constructive obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the asset. We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses at fair value on a discounted basis when they are incurred and can be reasonably estimated. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value, and the initial capitalized costs are depreciated over the useful lives of the related assets. The liabilities are eventually extinguished when settled at the time the asset is taken out of service.

We continue to evaluate our asset retirement obligations and future developments could impact the amounts we record. The demand for our pipelines depends on the ongoing demand to move crude oil through the system. Although individual assets will be replaced as needed, our pipelines will continue to exist for an indeterminate economic life. As such, there is uncertainty around the timing of any asset retirement activities. As a result, we determined that there is not sufficient information to make a reasonable estimate of the asset retirement obligations for our assets and we have not recognized any asset retirement obligations as of December 31, 2018 and 2017.

Other Current Assets
The Company has entered into a rental agreement with LOOP, an affiliate of Shell Pipeline, for the terminalling of crude oil in the Mars Cavern, which is renewed annually. The rental expense of $1,321,894, $1,269,244, and $1,249,417 for the rental agreement is included in the accompanying Statements of Income within “Operations” for December 31, 2018, 2017 and 2016, respectively. The expense for 2019 and 2020 is included in the table for future minimum lease payments in Note 6 - Lease Commitments. At December 31, 2018 and 2017, the prepaid rent on the cavern lease of $940,321 and $851,733, respectively, was included in “Other current assets” within the accompanying Balance Sheets.

Exhibit 99.1

The Company paid $1,724,373 in total during 2012 and 2013 to install piping modifications at the LOOP facility so that several caverns, including the leased caverns, can utilize a specific delivery meter. The costs associated with the piping modifications were deferred and were amortized over 3 years, the remainder of the lease term of the caverns benefiting from this project. Amortization expense was included in the accompanying Statements of Income as “Depreciation and Amortization.” Amortization expense of $478,992 was recorded for the year ended December 31, 2016. The lease was fully amortized as of December 31, 2016.

Other Assets
During 2015 the Company paid $7,553,757 to LOOP for replacing a Brine pipeline (also known as the “Brine String Project”) owned by LOOP. The Company was contractually obligated to make capital improvements to the asset as part of the terms of the operating agreement with LOOP. The costs associated with the Brine String Project have been deferred and are being amortized over 10 years. Amortization expense is included in the accompanying Statements of Income as “Depreciation and Amortization.” Amortization expense of $755,376, $755,376, and $755,376 was recorded for the years ended December 31, 2018, 2017 and 2016, respectively.

Revenue Recognition
On January 1, 2018, we adopted Topic 606 and all related ASU’s to this Topic (collectively, the “new revenue recognition standard”) by applying the modified retrospective method to all contracts that were not completed on January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented in accordance with the new revenue standard, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under previous U.S. GAAP.

We recorded a non-cash cumulative effect transition adjustment to decrease the opening balance of Members’ capital of $9.6 million related to a deferral of the recognition of revenue under the new revenue standard for certain long-term transportation and dedication agreements for which revenue is recognized over time.

The new revenue standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new revenue standard requires entities to recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations.

Our operating revenues are primarily generated from the transportation and storage of crude oil through our pipelines and storage facilities. To identify the performance obligations, we considered all the products or services promised in the contracts with customers, whether explicitly stated or implied based on customary business practices. Revenue is recognized when each performance obligation is satisfied under the terms of the contract. Each barrel of product transported or day of services provided is considered a distinct service that represents a performance obligation that would be satisfied over time if it were accounted for separately. The services provided over the contract period are a series of distinct services that are substantially the same, have the same pattern of transfer to the customer, and therefore, qualify as a single performance obligation. Since the customer simultaneously receives and consumes the benefits of services, we recognize revenue over time based on a measure of progress of volumes transported for transportation services contracts, number of days elapsed for stand ready-transportation service contracts or number of days elapsed for storage services contracts.

Product revenue related to allowance oil sales is recognized at the point in time when the control of the oil transfers to the customer.

For all performance obligations, payment is typically due in full within 30 days of the invoice date.

Exhibit 99.1

The following table provides information about disaggregated revenue by service type and customer type:

($ in millions)	2018	2017 (1)	2016 (1)
Transportation services revenue - third parties	$59.9	$59.4	$55.6
Transportation services revenue - related parties	164.3	181.8	145.3
Total transportation services revenue	224.2	241.2	200.9

Storage services revenue - third parties	2.3	4.8	8.0
Storage services revenue - related parties	3.0	9.4	20.9
Total storage services revenue	5.3	14.2	28.9

Product revenue - related parties	11.8	—	—
Total product revenue (2)	11.8	—	—

Total revenue	$241.3	$255.4	$229.8
(1) As noted above, prior period amounts have not been adjusted under the modified retrospective method.
(2) Product revenue for 2018 is comprised of allowance oil sales.

Transportation services revenue - We have both long-term transportation contracts and month-to-month contracts for spot shippers that make nominations on our pipelines. Some of the long-term contracts entitle the customer to a specified amount of guaranteed capacity on the pipeline. Transportation services are charged at a per barrel rate or number of days elapsed. We apply the allocation exception guidance for variable consideration related to market indexing for long-term transportation contracts because (a) the variable payment relates specifically to our efforts to transfer the distinct service and (b) we allocate the variable amount of consideration entirely to the distinct service which is consistent with the allocation objective. Transportation services are billed monthly as services are rendered.

Our contracts and tariffs contain terms for the customer to reimburse us for losses from evaporation or other loss in transit in the form of allowance oil. Allowance oil represents the net difference between the tariff PLA volumes and the actual volumetric losses. We obtain control of the excess oil not lost during transportation, if any. Under the new revenue standard, we include the excess oil retained during the period, if any, as non-cash consideration and include this amount in the transaction price for transportation services on a net basis. Our allowance oil is valued at the lower of cost or net realizable value using the average market price of the relevant type of crude oil during the month product was transported. Gains from pipeline operations that relate to allowance oil are recorded in Operations expenses in the accompanying Statements of Income.

As a result of FERC regulations, revenues we collect may be subject to refund. We establish reserves for these potential refunds based on actual expected refund amounts on the specific facts and circumstances. We had no reserves for potential refunds as of December 31, 2018, 2017 and 2016.

Storage services revenue - Storage services are provided under a monthly spot-rate for uncommitted storage. Since the customer simultaneously receives and consumes the benefits of services, we recognize revenue over time based on the number of days elapsed. Storage services are billed monthly as services are rendered.

Product revenue - We generate revenue by selling accumulated allowance oil inventory to customers. Sale of allowance oil is recorded as product revenue, with specific cost based on a weighted average price per barrel recorded as cost of product sold.

Prior to the adoption of the new revenue standard, allowance oil received was recorded as revenue on a gross basis with the resulting actual gain or loss recorded in “Operations.” The subsequent sale of allowance oil, net of the product cost, was recorded as operations expenses.

Impact of adoption - In accordance with the new revenue standard, the following tables summarize the impact of adoption on our financial statements as of and for the year ended December 31, 2018:

Exhibit 99.1

Note: Table below only includes line items impacted by ASC 606 ($ in millions)

	2018
Statement of Income	As Reported Under Topic 606	Amounts Without Adoption of Topic 606	Effect of Change Increase/(Decrease)
Revenue
Operating revenue - related party	$167.3	$178.3	$(11.0)
Operating revenue - third party	62.2	64.1	(1.9)
Product revenue - related party	11.8	—	11.8

Costs and expenses
Operations	58.1	58.1	—
Cost of product sold	11.1	—	11.1
Net (gain) from pipeline operations	(4.1)	(0.6)	(3.5)
Net Income	$153.9	$162.6	$(8.7)

The following table provides information about receivables and contract liabilities from contracts with customers:

($ in millions)	January 1, 2018	December 31, 2018
Receivables from contract with customers - third parties	3.3	4.9
Receivables from contract with customers - related parties	15.7	15.2
Deferred revenue - related party	9.6	18.3

Significant changes in the deferred revenue balances with customers during the period are as follows:

($ in millions)	December 31, 2017	Transition Adjustments	Additions (1)	Reductions	December 31, 2018
Deferred revenue - related party	—	9.6	8.7	—	18.3
(1) Contract liability additions resulted from the collection of cash for unsatisfied performance obligations.

We currently have no assets recognized from the costs to obtain or fulfill a contract as of December 31, 2018.

Remaining Performance Obligations - As of December 31, 2018, contracts with remaining performance obligations primarily include long-term dedication and transportation agreements.

The following table includes revenue expected to be recognized in the future related to performance obligations exceeding one year of their initial terms that are unsatisfied or partially unsatisfied as of December 31, 2018:

($ in millions)	Total	2019	2020	2021	2022	2023 and beyond
Revenue expected to be recognized on long-term dedication and transportation agreements	395.0	39.5	39.5	39.5	39.5	237.0

As an exemption, we do not disclose the amount of remaining performance obligations for contracts with an original expected duration of one year or less or for variable consideration that is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that forms part of a single performance obligation.

Taxes
The Company has not historically incurred income tax expense, as limited liability companies, in accordance with the provisions of the Internal Revenue Code, are not subject to U.S. federal income taxes. Rather, each Member includes its allocated share of the Company’s income or loss in its own federal and state income tax returns. The Company is responsible for various state property and ad valorem taxes, which are recorded in the accompanying Statements of Income as “Property taxes”.

Exhibit 99.1

On December 22, 2017, the Tax Cuts and Jobs Act bill was enacted, which includes a broad range of tax reform legislation affecting businesses, including reducing the corporate tax rate, changes to business deductions and sweeping changes to international tax provisions. The Company analyzed these impacts and believes that the impacts would be on the members of the entity and not the entity itself. As such, no adjustment was made to the financial statements for 2018 and 2017 in relation to this tax reform.

Fair Value of Financial Instruments
Assets and liabilities requiring fair value presentation or disclosure are measured using an exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability) and disclose such amounts according to the quality of valuation inputs under the following hierarchy:

Level 1: Quoted prices in an active market for identical assets or liabilities.
Level 2: Inputs other than quoted prices that are directly or indirectly observable.
Level 3: Unobservable inputs that are significant to the fair value of assets or liabilities.

The fair value of an asset or liability is classified based on the lowest level of input significant to its measurement. A fair value initially reported as Level 3 will be subsequently reported as Level 2 if the unobservable inputs become inconsequential to its measurement, or corroborating market data becomes available. Asset and liability fair values initially reported as Level 2 will be subsequently reported as Level 3 if corroborating market data becomes unavailable.

The carrying amounts of our accounts receivable, other current assets, accounts payable, accrued liabilities and payables to related parties approximate their carrying values due to their short-term nature.

Nonrecurring Fair Value Measurements — Fair value measurements are applied with respect to our nonfinancial assets and liabilities measured on a nonrecurring basis, which includes the determination of the fair value for impairment of our long-lived assets.

Concentration of Credit and Other Risks
A significant portion of the Company’s revenues and receivables are from related parties as well as certain other oil and gas companies. Although collection of these receivables could be influenced by economic factors affecting the oil and gas industry, the risk of significant loss is considered by management to be remote.

The following table shows revenues from third and related parties that accounted for a 10% or greater share of “Total revenue” for the indicated dates.

	December 31,
	2018		2017		2016
Shipper A (1)	$128,332,363	55.2%	$132,326,693	51.8%	$124,024,204	54.0%
Shipper B (1)	51,013,830	21.9%	58,925,621	23.1%	42,222,619	18.4%
Shipper C (2)	29,194,008	12.6%	28,343,302	11.1%	26,523,714	11.5%
(1) Related Party Shipper
(2) Third Party Shipper

The following table shows receivables from third and related parties that accounted for a 10% or greater share of “Total revenue” for the indicated dates.

	December 31,
	2018		2017		2016
Shipper A (1)	$10,687,569	50.0%	$10,901,184	57.2%	$9,607,947	50.8%
Shipper B (1)	5,073,147	23.8%	4,463,817	23.4%	4,424,785	23.4%
Shipper C (2)	2,098,392	9.8%	1,174,310	6.2%	1,887,923	10.0%
(1) Related Party Shipper
(2) Third Party Shipper

Development and production of crude in the service area of the pipeline are subject to, among other factors, prices of crude and federal and state energy policy, none of which are within the Company’s control.

Exhibit 99.1

We have concentrated credit risk for cash by maintaining deposits in a major bank, which may at times exceed amounts covered by insurance provided by the United States Federal Deposit Insurance Corporation (“FDIC”). We monitor the financial health of the bank and have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk. As of December 31, 2018, 2017 and 2016 we had $19,953,226, $23,045,156, and $17,041,815, respectively, in cash and cash equivalents in excess of FDIC limits.

4. Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31, 2018 and December 31, 2017:

	December 31,
	2018	2017
Rights-of-way	$10,384,612	$10,384,612
Buildings	5,670,551	4,494,443
Line pipe, equipment and other pipeline assets	283,952,441	283,939,925
Office, communication and data handling equipment	1,086,810	651,592
Construction work-in progress	—	1,016,392
	301,094,414	300,486,964
Accumulated depreciation	(128,735,564)	(119,492,479)
Total property, plant and equipment, net	$172,358,850	$180,994,485

Depreciation expense on property, plant and equipment of $9,243,085 and $10,125,030 and is included in “Depreciation and amortization” in the accompanying Statements of Income for the years ended December 31, 2018 and December 31, 2017, respectively.

5. Related Party Transactions

The Company derives a significant portion of its transportation and allowance oil revenues from related parties, which are based on published tariffs and contractual agreements, and amounted to $179,079,095, $191,252,314 and $166,246,823 for the years ended December 31, 2018, 2017 and 2016, respectively. All such transactions are considered to be within the ordinary course of business. At December 31, 2018 and 2017, the Company had affiliate receivables of $16,447,473 and $15,726,369, respectively.

The Company has no employees and relies on the Operator to provide personnel to perform daily operating and administrative duties on behalf of the Company. In accordance with the terms of the Operating Agreement, the Operator has charged the Company for expenses incurred on behalf of the Company in amounts of $14,175,386, $9,659,674, and $9,208,097 for the years ended December 31, 2018, 2017 and 2016, respectively, which are included in “Operations,” “Maintenance,” and “General and administrative” within the accompanying Statements of Income. Payments made by Shell Pipeline on behalf of the Company for capital projects totaled $128,730 and $66,270 for years ended December 31, 2018 and 2017, respectively.

Substantially all expenses incurred by the Company are paid by Shell Pipeline on the Company’s behalf. At December 31, 2018 and 2017, the Company owed $387,557 and $402,185, respectively, to reimburse Shell Pipeline for these expenses. At each of December 31, 2018 and 2017, the Company had a receivable balance of $538,000 from Shell Pipeline which is comprised of advance payments made by the Company to Shell Pipeline to fund operating expenses. This balance is included in “Advance for operations due from related party” included in the accompanying Balance Sheets.

Employees who directly or indirectly support our operations participate in the pension, postretirement health and life insurance, and defined contribution benefit plans sponsored by Shell Oil, which includes other Shell Oil subsidiaries. Our share of pension and postretirement health and life insurance costs for the years ended December 31, 2018, 2017 and 2016 were $445,300, $486,021 and $508,983, respectively. Our share of defined contribution plan costs for the same periods were $177,465, $192,915 and $202,408, respectively. Pension and defined contribution benefit plan expenses are included in “General and administrative” in the accompanying Statements of Income.

The Company has several lease agreements with a related party for cavern space. At December 31, 2018 and 2017, the Company owed $3,914,909 and $3,586,963, respectively, to LOOP for these expenses. For the years 2018, 2017 and 2016, payments made

Exhibit 99.1

to our related party for costs associated with cavern operations and usage were $54,653,722, $54,139,320, and $52,507,076, respectively, and are included primarily in “Operations” within the accompanying Statements of Income.

The Company also has a lease agreement with a related party for usage of space located at the West Delta 143 “A” and “C” offshore platform. At December 31, 2018 and 2017, the Company owed $281,515 and $575,062, respectively, for these expenses. For the years 2018, 2017 and 2016, payments made to our related party for costs associated with the Lease of Platform Space (“LOPS”) and Common Facility Fees (“CFF”) at West Delta 143 “A” and “C” were $6,578,933, $5,022,702, and $10,493,623, respectively.

For further discussion of the lease arrangements with our related parties, refer to the Note 6 - Lease Commitments.

6. Lease Commitments

Effective April 1, 1996, the Company entered into an agreement to lease usage of offshore platform space located at West Delta 143 (WD 143) from affiliates of Shell Oil and BP. The agreement, as amended on December 1, 2015, requires annual minimum lease payments of $1,809,370 for LOPS at WD143 “B” related to the Pump station and $32,800 for LOPS related to the Drag Reducing Agent (“DRA”) at WD 143 “A” adjusted annually based on the Wage Index Adjustment, as published by the Council of Petroleum Accountants Society. In addition, the amendment requires an added minimum lease payment of $1,159,950 per year adjusted annually based on the Wage Index Adjustment for LOPS at WD 143 “C” related to the Olympus pipeline. The agreements for WD 143 A, B, and C shall terminate upon removal of the operating equipment located on each of the platforms as specified in the terms of the agreement, respectively. Total expenses incurred under the agreement for LOPS at WD 143, inclusive of rentals and CFF, for the years 2018, 2017 and 2016 were $6,578,933, $5,022,702, and $10,493,623, respectively. Total amounts owed to related parties relating to the agreement, inclusive of rentals and CFF, as of December 31, 2018 and 2017, were $281,515 and $575,062, respectively.

Effective June 10, 1994, the Company entered into a lease agreement to use a cavern owned by LOOP as a crude oil storage facility where LOOP shall receive and store Mars crude petroleum on a continuous basis. The initial lease term of the agreement ended December 31, 2011 and will continue for four separate five year terms through 2031. Mars is currently in the third year of a second term five year lease extension; set to expire October 31, 2022, with an additional automatic extension for one more term. The agreement is cancellable at the discretion of the Company by giving notice of termination not less than one year prior to the end of the initial term or any subsequent term of the lease. The terms of the agreement require an annual prepayment of the lease amount; these payments were $1,410,482, $1,277,600, and $1,265,066 in 2018, 2017 and 2016, respectively. The annual rental expense for the years ending 2018, 2017 and 2016 were $1,321,894, $1,269,244, and $1,249,417, respectively. The agreement also requires an annual fixed base service fee in addition to variable charges based on throughput. The agreement requires a minimum base service fee of $400,000 per year adjusted by the change in the Gross Domestic Project-Implicit Price Deflator (“GDP-IPD”) as published by the United States Government. The 2018 adjusted minimum base service fee payment under the agreement was $590,657.

Effective March 11, 2011, Mars entered into an agreement with LOOP to lease additional cavern space for crude oil storage for a period of one month, with an option to renew the agreement on a monthly basis if the following conditions are met: (a) if LOOP elects to offer to renew the agreement for another month term; and (b) if Mars elects to accept LOOP’s offer, it shall do so in writing not later than 35 days before the first day of such renewal term. The 2011 agreement requires a fixed fee of $1,200,000 per month. The lease has been continually renewed since inception and was amended as of November 1, 2014 such that the term of the agreement remained in effect through October 31, 2016. Effective November 1, 2016, Mars entered into a new agreement with LOOP to continue leasing cavern space for crude oil storage. The primary term of the agreement is a one year commitment to lease the cavern space from November 1, 2016 through August 31, 2017 at a cost of $1,200,000 per month, plus CFF. The Company elected not to extend the terms of this agreement and exited the cavern by August 31, 2017. Total expenses for the years 2017 and 2016, were $9,600,000 and $14,400,000, respectively, exclusive of the minimum service fees.

All lease agreements that we have entered into are classified as operating leases. As of December 31, 2018, future minimum payments related to these leases were estimated to be:

Exhibit 99.1

($ in millions)	Operating Leases for Platforms (1)	Operating Leases for Caverns	Total
2019	$3.0	$1.7	$4.7
2020	2.0	1.7	3.7
2021	—	1.7	1.7
2022	—	—	—
2023	—	—	—
Thereafter	—	—	—
Total future minimum lease payments	$5.0	$5.1	$10.1
(1) Lease payments adjust annually based on the Wage Index Adjustment, as published by the Council of Petroleum Accountants Society.

7. Environmental Remediation Costs

We are subject to federal, state, and local environmental laws and regulations. We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us and potential third party liability claims. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our income in the period in which they are probable and reasonably estimable. Total expenses for the years 2018, 2017 and 2016, were $0 for environmental clean-up costs.

8. Commitments and Contingencies

In the ordinary course of business, the Company is subject to various laws and regulations, including regulations of the FERC. In the opinion of management, the Company is in compliance with existing laws and regulations and is not aware of any violations that will materially affect the financial position, results of operations, or cash flows of the Company. We are subject to several lease agreements which are accounted for as operating leases and the minimum lease payments over the next five years are disclosed in Note 6 - Lease Commitments.

9. Subsequent Events

In preparing the accompanying financial statements, we have reviewed events that have occurred after December 31, 2018 up until February 18, 2019, which is the date of the issuance of the financial statements. Any material subsequent events that occurred during this time have been properly disclosed in the financial statements.